[redacted]

08031473

U
SECURITIES AN.
Washington, D.C. 20549

SEC Mail Processing Section
FEB 29 2008
Washington, DC
110

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AD 5/2

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- [redacted]

8-49466

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CIT CAPITAL SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

505 5th AVENUE
(No. and Street)

NEW YORK (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ALEXANDER SHVARTSMAN 973-647-1356
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS LLP
(Name – *if individual, state last, first, middle name*)

300 MADISON AVENUE (Address) NEW YORK (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 05 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Alexander Shvartsman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CIT Capital Securities LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ERICA T. CICCHINO
NOTARY PUBLIC
STATE OF NEW JERSEY
COMMISSION EXPIRES: 08/26/2011

Notary Public

Signature

VP, Chief Financial Officer

Title

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors
CIT Capital Securities LLC:

In our opinion, the accompanying statement of financial condition and related statements of operations, changes in members capital and cash flows present fairly, in all material respects, the financial position of CIT Capital Securities LLC (the "Company") at December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Company is a wholly-owned subsidiary of CIT Capital USA Inc., whose ultimate parent is CIT Group Inc. As disclosed in Note 5 of the financial statements, the Company has extensive transactions with certain affiliated companies. The financial position and results of operations of the Company is not indicative of that which would have been had the Company operated independently.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respect in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 28, 2008

CIT Capital Securities LLC
(A wholly owned subsidiary of CIT Capital USA Inc.)
Statement of Financial Condition
December 31, 2007

Assets	
Cash	$ 8,439,107
Accounts receivable	792,044
Prepaid expenses	49,800
Furniture & office equipment (net of accumulated depreciation of $3,406)	44,045
Total assets	$ 9,324,996
Liabilities and Member's Capital	
Accrued liabilities	$ 80,000
Due to affiliates (Note 5)	1,888,201
Total Liabilities	$ 1,968,201
Member's capital	$ 7,356,795
Total liabilities and member's capital	$ 9,324,996

END

The accompanying notes are an integral part of these financial statements.